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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:    January 2003

TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
ENGLAND
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TRANSCO plc
s/Maria Singleterry
By:_________________________
Name: Maria Singleterry
Title: Authorised Signatory

Date: January 27, 2003

ANNEX 1 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange on 24 January 2003

Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcements:

Three Separate bond repurchase notifications.

24 January 2003

Transco plc

Transco plc and British Transco International Finance B.V. announce the repurchase of U.S.$33.6m in aggregate of the U.S.$300m 6% Instruments due 22 April 2004 for cancellation. Following the repurchase, the amount of such securities outstanding is U.S.$266.4m.

Contact: Andrew Kluth (Tel: 0207 004 3365)

24 January 2003

Transco plc

Transco plc and British Transco International Finance B.V. announce the repurchase of U.S.$34.5m in aggregate of Tranche 1 of the U.S.$300m 6.625% Instruments due 22 July 2004 for cancellation. Following the repurchase, the amount of such securities outstanding is U.S.$265.5m.

Contact: Andrew Kluth (Tel: 0207 004 3365)

24 January 2003

Transco plc

Transco plc and British Transco International Finance B.V. announce the repurchase of U.S.$28.845m in aggregate of the U.S.$250m 6.25% Guranteed Bonds due 14 July 2003 for cancellation. Following the repurchase, the amount of such securities outstanding is U.S.$221.155m.

Contact: Andrew Kluth (Tel: 0207 004 3365)